[redacted]

SEC 14045721 MMISSION

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8-00497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

AND PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robert W. Baird & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E Wisconsin Avenue
(No. and Street)

Milwaukee	**Wisconsin**	**53202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominick Zarcone **(414)-298-7660**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

175 West Jackson Boulevard	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/14/14

OATH OR AFFIRMATION

I, **Dominick Zarcone**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Robert W. Baird & Co. Incorporated. ("the Company")**, as of **December 31, 2013 and 2012**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer and Managing Director

Title

Notary Public

NOTARY PUBLIC
MARGARET M. LYNN
STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Member's Capital.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAIRD

Confidential

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2013 and 2012
Together with Report of Independent Registered Public Accounting Firm

SEC File Number: 8-00497

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Robert W. Baird & Co., Incorporated

We have audited the accompanying consolidated statements of financial condition of Robert W. Baird & Co., Incorporated (a Wisconsin corporation) and its consolidated private equity partnerships ("Baird Private Equity Partnerships") (collectively, the "Company"), which comprise the consolidated statements of financial condition as of December 31, 2013 and 2012, and the related notes to the consolidated financial statements.

Management's responsibility for the statements of financial condition

Management is responsible for the preparation and fair presentation of this consolidated statements of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated statements of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on this consolidated statements of financial condition based on our audits. We did not audit the financial statements of the Baird Private Equity Partnerships, which statements reflect total assets constituting 23% and 20%, respectively, of consolidated total assets as of December 31, 2013 and 2012, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the Baird Private Equity Partnerships, is based solely on the reports of the other auditors. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the

Grant Thornton

Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audits and the reports of the other auditors, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Robert W. Baird & Co., Incorporated and its consolidated private equity partnerships as of December 31, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 25, 2014

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2013 and 2012

(In Thousands)

Assets	2013	2012
Cash and Cash Equivalents	$ 215,231	$ 53,114
Cash Segregated Under Federal Regulations	67,000	110,000
Cash Held by Baird Private Equity Partnerships	4,348	16,955
Securities Purchased Under Agreements to Resell	682,205	871,790
Deposits with Clearing Corporations	11,322	11,722
Receivables:		
Clients, Net	157,843	167,823
Brokers and Dealers	2,251	16,512
Deposits Paid on Securities Borrowed	63,164	22,451
Notes Receivable, Net	102,436	91,098
Other	86,201	92,985
	411,895	390,869
Securities Owned, at Fair Value	506,508	577,887
Securities Owned by Baird Private Equity Partnerships, at Fair Value	608,654	519,317
Furniture, Equipment, Leasehold Improvements and Capital Leases at Cost, Less Accumulated Depreciation and Amortization of $107,074 and $101,178, respectively	57,889	55,096
Goodwill	26,437	26,267
Intangible Assets, at Cost, Less Accumulated Amortization of $10,710 and $10,416, respectively	12,419	9,710
Net Deferred Tax Assets	18,456	8,331
Other Assets	41,334	46,659
Total Assets	$ 2,663,698	$ 2,697,717

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2013 and 2012

(In Thousands)

(Continued)

Liabilities and Stockholders' Equity	2013	2012
Liabilities:		
Money Borrowed:		
Book Credit Balances in Bank Accounts	$ 30,810	$ 42,586
Securities Sold Under Agreements to Repurchase	812,518	979,409
Payables:		
Clients	102,844	152,096
Brokers and Dealers	9,867	17,214
Deposits Received on Securities Loaned	12,199	54,570
	124,910	223,880
Securities Sold, Not Yet Purchased, at Fair Value	64,924	20,146
Accounts Payable, Accrued Expenses and Other Liabilities	392,859	318,131
Subordinated Liabilities	292,271	296,830
Total Liabilities	1,718,292	1,880,982
Stockholders' Equity:		
Common Stock	26,502	26,502
Additional Paid-In Capital	112,387	112,387
Retained Earnings	209,085	156,071
Treasury Stock, at Cost	(1,486)	(1,486)
Accumulated Other Comprehensive Income	2,253	2,195
Total Robert W. Baird & Co. Incorporated Stockholders' Equity	348,741	295,669
Noncontrolling Interests in Baird Private Equity Partnerships	596,665	521,066
Total Stockholders' Equity	945,406	816,735
Total Liabilities and Stockholders' Equity	$ 2,663,698	$ 2,697,717

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statements of Financial Condition
December 31, 2013 and 2012

(In Thousands, Except Share and Per Share Amounts)

(1) Summary of Significant Accounting Policies

The Consolidated Statements of Financial Condition include Robert W. Baird & Co. Incorporated ("RWB"), Baird Insurance Services and RWB's consolidated private equity partnerships as more fully discussed in Footnote 12 (together, the "Company"). The Company is registered as a securities broker dealer and an investment adviser with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 and the Investment Advisers Act of 1940, and is also a member of the Financial Industry Regulatory Authority ("FINRA") and various securities exchanges. The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage; investment advisory and asset management services; institutional equity and fixed income sales; research services; origination of and participation in underwritings and distribution of corporate and municipal securities issuances; municipal advisory services; merger and acquisition advisory services; private equity and venture capital investing; and market making and trading activities in equity, municipal and other fixed income securities. The Company is a wholly-owned subsidiary of Baird Financial Corporation ("BFC"), which is a wholly-owned subsidiary of Baird Holding Company ("BHC"), which is a wholly-owned subsidiary of Baird Financial Group, Inc. ("BFG" or the "Parent"), as more fully discussed below.

The Company owns a 48% ownership interest in Baird UK Ltd. ("Baird UK"), located principally in London, England. Baird UK is the parent company of Robert W. Baird Group Limited, located in London, which provides investment banking, private equity and institutional U.S. equity services. Robert W. Baird Group Limited conducts its business through three principal operating subsidiaries: Robert W. Baird Limited, based in London and regulated by the Financial Conduct Authority ("FCA"), which is engaged in transatlantic mergers and acquisitions advisory services and institutional U.S. equity sales; Robert W. Baird GmbH, based in Frankfurt, Germany which is engaged in transatlantic mergers and acquisitions advisory services; and Baird Capital Partners Europe Limited, based in London and regulated by the FCA, which is engaged in private equity activities in the United Kingdom.

On August 20, 2012, a new parent company was formed in the state of Wisconsin and named "Baird Financial Group, Inc." ("BFG"). On October 1, 2012, BFG consummated an exchange whereby all associate shareholders of BHC, BFC, RWB and The Northwestern Mutual Life Insurance Company exchanged (i) all of their shares of common stock of BHC, BFC and RWB for an equal number of shares of common stock of BFG and (ii) all of their shares of Series A participating preferred stock of BHC for an equal number of shares of Series A participating preferred stock of BFG (collectively, the "Exchange Offer"). Subsequent to the Exchange Offer, BFG contributed all of the BFC and RWB shares tendered to it in the Exchange Offer downstream to BHC (the "BFG Share Contribution") and, following the BFG Share Contribution, BHC contributed all of the RWB shares owned by it downstream to BFC (the "BHC Share Contribution") in order to streamline the corporate and capital structure by having BFG own all of the capital stock of BHC; BHC own all of the capital stock of BFC; and BFC own all of the capital stock of RWB.

The following is a summary of the significant accounting policies followed by the Company in the preparation of its Consolidated Statements of Financial Condition:

(a) Estimates

The preparation of the Consolidated Statements of Financial Condition in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statements of Financial Condition. Actual results may differ from those estimates.

(b) Cash and Cash Equivalents

Cash equivalents are defined as short-term investments with maturities of generally three months or less at the time of purchase.

(c) Cash Segregated Under Federal Regulations

Cash segregated under federal regulations represents cash segregated in a special reserve bank account for the benefit of U.S. customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC).

(d) Cash Held by Baird Private Equity Partnerships

Cash held by Baird Private Equity Partnerships represents cash and cash equivalents held by consolidated private equity partnerships. Such amounts are not available to fund the general liquidity needs of RWB.

(e) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company enters into short-term securities purchased under agreements to resell ("reverse repurchase agreements") and short-term securities sold under agreements to repurchase ("repurchase agreements"). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure the market value of the underlying collateral remains sufficient, the collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when necessary. Reverse repurchase and repurchase agreements with the same counterparty are reported on a gross basis on the Consolidated Statements of Financial Condition. Refer to Footnote 15 for additional information on collateralized transactions.

(f) Receivables and Payables

Clients - receivables includes amounts receivable on cash and margin transactions, which are generally collateralized by securities owned by clients. When a receivable is considered to be impaired, the amount of impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. The Company has recorded a reserve related to client receivables. Payables includes amounts owed to clients on cash and margin transactions.
Brokers and Dealers – includes amounts receivable and payable to clearing organizations and for securities failed-to-deliver or receive.

Deposits Paid on Securities Borrowed and Deposits Received on Securities Loaned - reported as collateral financings and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or refunded as necessary. Securities borrowed or securities loaned transactions with the same counterparty are reported on a gross basis on the Consolidated Statements of Financial Condition. Refer to Footnote 15 for additional information on collateralized transactions.

Notes Receivable, Net – includes loans or pay advances to associates primarily for recruiting purposes. These associate advances are generally repaid over a three to nine year period. In determining the allowance for doubtful accounts related to those advances, management considers a number of factors including: amounts due from associates, the number of terminated associates, as well as the Company's historical loss experience. This involves the use of estimates and the actual amounts may be substantially higher or lower than the recorded amounts.

Other - includes receivables from affiliates. Payables to affiliates are included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.

Refer to Footnote 2 for further information.

(g) Fair Value Measurements

The Company follows Accounting Standards Codification ("ASC") Topic 820, *"Fair Value Measurements."* ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy, defined by ASC Topic 820, is broken down into three levels based on the transparency of inputs as follows:

Level I — Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III — Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

The fair value of securities owned is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. Based on the nature of the Company's business and its role as a dealer in the securities industry, the fair values of its securities are determined internally. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded.

The Company's securities owned and securities sold, not yet purchased are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing, or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of the investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value.

Investments in corporate stocks are included within other securities and are primarily publicly traded with observable prices in active markets. These investments are included within Level I in the fair value hierarchy. Any corporate stock not actively traded is valued by the Company and included within Level II or Level III depending on the nature and observability of the inputs used in the valuation. Investments in U.S government and agency obligations, municipal bonds, corporate bonds, collateralized mortgage obligations and auction rate securities, which include securities backed by pools of student loans, securities issued by municipalities, and auction rate preferred securities issued by closed end mutual funds, are generally valued using quoted prices from external data providers and market participants and is generally included within Level II of the fair value hierarchy. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed. For certain investments where there is limited activity or less transparency around significant inputs, the investments are valued as determined by the Company utilizing available market information and included within Level III of the fair value hierarchy. Investments in partnership interests are included within other securities in the fair value hierarchy and are generally valued based on the Company's ownership percentage in the net assets of the partnership.

The underlying investments of each partnership are fair valued utilizing third-party sources, independent appraisals, or by management of the partnership. In the absence of other available information, management of the partnership may value the underlying investments utilizing a market-based or income approach, which may include inputs which are both significant to the value and unobservable. These investments are classified as Level III in the fair value hierarchy.

Securities Owned by Baird Private Equity Partnerships include investments in private companies, which are consolidated as the Company has a controlling interest in a limited liability company which is the general partner, or in which the Company is the primary beneficiary of a variable interest entity. In the absence of readily ascertainable market values, these investments may be valued using the market approach or the income approach, or a combination thereof. Under the market approach, fair value may be determined by reference to multiples of market-comparable companies or transactions, including earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples. Under the income approach fair value may be determined by discounting the cash flows to a single present amount using current market expectations about those future amounts. The valuation techniques require inputs that are both significant to the fair value and unobservable, and thus are included within Level III of the fair value hierarchy.

The Company employs specific control processes to determine the reasonableness of the fair value of its securities owned and securities sold, not yet purchased. The Company's processes are designed to ensure that the internally estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. Individuals outside of the trading departments perform independent pricing verification reviews. The Company has established parameters which set forth when securities are independently verified. The selection parameters are generally based on the type of security, the level of estimation of risk of a security, the materiality of the security, the age of the security in the Company's securities portfolio, and other specific facts and circumstances of the Company's securities portfolio.

Cash and cash equivalents, cash segregated under federal regulations, cash held by Baird Private Equity partnerships, deposits with clearing corporations and receivables are financial assets with carrying values that approximate fair value due to their relatively short-term nature. Money borrowed, payables, accounts payable, accrued expenses and other liabilities are financial liabilities with carrying values that approximate fair value due to their relatively short-term nature. The carrying amount of subordinated liabilities approximates fair value based on current market conditions and interest rates available to the Company for similar financial instruments. Securities either purchased or sold under agreements to resell or repurchase are carried at contractual amounts.

See Footnote 6 for further information.

(h) Income Taxes

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's consolidated financial statements for deferred income taxes in recognition of these temporary differences as more fully disclosed in Footnote 9.

(i) Furniture, Equipment, Leasehold Improvements, and Capital Leases

Furniture, equipment, leasehold improvements, and capital leases are stated at cost less accumulated depreciation. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets, which range from three years for software and computer equipment to ten years for certain leasehold improvements.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized, as more fully disclosed in Footnote 3. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

(j) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount. If the Company determines it is more likely than not that the fair value of a reporting unit is greater than the carrying amount it would not be required to perform the two-step impairment test for that reporting unit. As of December 31, 2013 and 2012, the Company determined it was more likely than not that the reporting units' fair value was greater than the carrying value as it relates to goodwill and intangible assets and therefore no impairment was identified. Intangibles with finite lives are amortized on a straight-line basis over their respective lives as more fully disclosed in Footnote 4.

(k) Foreign Currency Translation

Assets and liabilities of the Company's foreign investments are translated at the current exchange rate, and the related revenues and expenses are translated at the average monthly exchange rates in effect. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to Accumulated Other Comprehensive Income, a separate component of Stockholders' Equity. These gains or losses are the only component of Accumulated Other Comprehensive Income.

(l) Commitments and Contingencies

The Company regularly enters into office space and other equipment lease arrangements, some of which are non-cancelable for the term of the lease. In addition, the Company is occasionally involved in legal and regulatory proceedings, arbitrations, underwriting commitments, private equity capital commitments and various other contingent obligations as more fully disclosed in Footnote 14.

(m) Consolidation

The Consolidated Statements of Financial Condition include the accounts of those entities in which the Company has a controlling interest in a limited liability company which is the general partner or in which the Company is the primary beneficiary of a variable interest entity (''VIE''). In evaluating whether the Company has a controlling financial interest in entities in which the Company would consolidate, the Company considers the following: (1) the Company consolidates those entities in which the Company owns a majority of the voting interests; (2) for VIEs the Company consolidates those entities in which the Company is considered the primary beneficiary because the Company (i) has the direct or indirect ability through voting rights or similar rights to make decisions about the VIE's activities that have a significant effect on its success and (ii) absorbs the majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both; and (3) for limited partnership entities that are not considered VIEs, the Company consolidates those entities if the Company is the general partner, or has a controlling interest in a limited liability company which is the general partner of such entities and for which no substantive kick-out rights (the rights underlying the limited partners' ability to dissolve the limited partnership or otherwise remove the general partners are collectively referred to as ''kick-out'' rights) or participating rights exist. All material intercompany accounts and transactions have been eliminated in consolidation. The Company's disclosures regarding partnerships and VIEs are discussed in Footnote 12.

(n) Noncontrolling Interests in Baird Private Equity Partnerships

Noncontrolling Interests in Baird Private Equity Partnerships represent the component of partnership capital in consolidated entities held by third party investors.

(o) Legal Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is possible that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is possible, and if so, the estimated range of possible loss is based on currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal proceedings in Accounts Payable, Accrued Expenses, and Other Liabilities on the Consolidated Statements of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our associates; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded in the Consolidated Statements of Financial Condition. The actual costs of resolving legal proceedings may be substantially higher or lower than the recorded liability amounts for those matters.

(p) Upcoming Accounting Pronouncements

In February 2013, ASU 2013-02, *Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income* was issued, which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amounts reclassified are required to be reclassified to net income in their entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This guidance is effective for interim and annual reporting periods beginning after December 15, 2013. We do not expect the adoption of this accounting guidance to have an impact on our Consolidated Statements of Financial Condition.

(2) Receivables and Payables

Amounts receivable from clients at December 31, 2013 and 2012, consist of the following:

	2013	2012
Receivables from Clients	$ 162,018	$ 171,744
Allowance for Doubtful Accounts	(4,175)	(3,921)
Receivables from Clients, Net	$ 157,843	$ 167,823

Amounts receivable from and payable to brokers and dealers and clearing organizations at December 31, 2013 and 2012, consist of the following:

	2013	2012
Securities Failed-to-Deliver	$ 2,251	$ 16,512
Receivables from Clearing Organization	-	-
Receivables from Brokers and Dealers	$ 2,251	$ 16,512

	2013	2012
Securities Failed-to-Receive	$ 9,854	$ 17,183
Payables to Clearing Organization	13	31
Payables to Brokers and Dealers	$ 9,867	$ 17,214

Amounts receivable from associates, including the related allowance for doubtful accounts at December 31, 2013 and 2012 consist of the following:

	2013	2012
Notes Receivable	$ 108,736	$ 103,109
Allowance for Doubtful Accounts	(6,300)	(12,011)
Notes Receivable, Net	$ 102,436	$ 91,098

Amounts receivable from and payable to affiliates at December 31, 2013 and 2012 consist of the following:

	2013	2012
Receivables from Affiliates (1)	$ 9,985	$ 18,466
Payables to Affiliates (2)	$ (2,005)	$ (4,089)

(1) Included within Receivables Other on the Consolidated Statements of Financial Condition

(2) Included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition

(3) Furniture, Equipment, Leasehold Improvements, and Capital Leases

Furniture, Equipment, Leasehold Improvements, and Capital Leases as of December 31, 2013 and 2012 consist of the following:

	2013	2012
Furniture and Fixtures	$ 40,534	$ 37,761
Equipment	34,629	34,732
Software	28,450	24,711
Leasehold Improvements	58,107	54,086
Capital Leases	3,243	4,984
Total Fixed Assets	164,963	156,274
Less Accumulated Depreciation	(106,160)	(97,277)
Less Accumulated Amortization	(914)	(3,901)
Total Accumulated	(107,074)	(101,178)
Furniture, Equipment, Leasehold Improvements and Capital Leases, Net	$ 57,889	$ 55,096

(4) Goodwill and Intangible Assets

At December 31, 2013 and 2012 goodwill and intangible assets consist of the following:

	Useful Life	2013	2012
Finite Life Intangibles			
Client lists	5 -10 Years	$ 12,961	$ 10,561
Trade Mark	4 Years	603	-
Noncompete agreements	5 Years	240	240
		13,804	10,801
Accumulated Amortization			
Client lists		(10,473)	(10,187)
Noncompete agreements		(237)	(229)
		(10,710)	(10,416)
Net Finite Life Intangibles		3,094	385
Indefinite Life Intangibles			
Trade Names	N/A	9,325	9,325
Net Intangibles		12,419	9,710
Goodwill	N/A	26,437	26,267
		$ 38,856	$ 35,977

(5) Money Borrowed

(a) Bank Loans

At December 31, 2013 and 2012, the Company had available a $250,000 and $200,000 committed unsecured credit facility, respectively. The weighted average interest rate on the line of credit during the year ended December 31, 2013 and 2012 was 1.49% and 1.46%, respectively. The line of credit expires on November 27, 2014. At December 31, 2013 and 2012, there were no amounts outstanding on the available line of credit.

(b) Book Credit Balances in Bank Accounts

The Company has $30,810 and $42,586 at December 31, 2013 and 2012, respectively, in credit balances at certain banks with which it does business. The Company does not have a right of offset regarding these balances and, as a result, they are classified as Money Borrowed on the Consolidated Statements of Financial Condition.

(6) Fair Value of Financial Instruments

The following table summarizes the fair value of Financial Instruments as of December 31, 2013:

	2013			
	Level I	Level II	Level III	Total
Money Market Funds (included in Cash and Cash Equivalents)	$ 175,000	$ -	$ -	$ 175,000
Securities Owned				
U.S. Government and Agency Obligations	$ -	$ 147,992	$ -	$ 147,992
Municipal Bonds	-	58,888	-	58,888
Corporate Bonds	-	75,049	-	75,049
Collateralized Mortgage Obligations	-	134,391	-	134,391
Auction Rate Securities	-	-	2,070	2,070
Other Securities	79,965	-	8,153	88,118
Total Securities Owned	$ 79,965	$ 416,320	$ 10,223	$ 506,508
Securities Owned by Baird Private Equity Partnerships	$ -	$ 4,770	$ 603,884	$ 608,654
Securities Sold, Not Yet Purchased				
U.S. Government and Agency Obligations	$ -	$ 56,840	$ -	$ 56,840
Corporate Bonds	-	3,005	-	3,005
Other Securities	5,079	-	-	5,079
Total Securities Sold, Not Yet Purchased	$ 5,079	$ 59,845	$ -	$ 64,924

The following table summarizes the fair value of Financial Instruments as of December 31, 2012:

	2012			
	Level I	Level II	Level III	Total
Securities Owned				
U.S. Government and Agency Obligations	$ -	$ 124,960	$ -	$ 124,960
Municipal Bonds	-	204,419	-	204,419
Corporate Bonds	-	87,030	-	87,030
Collateralized Mortgage Obligations	-	89,335	-	89,335
Auction Rate Securities	-	-	2,909	2,909
Other Securities	61,581	-	7,653	69,234
Total Securities Owned	$ 61,581	$ 505,744	$ 10,562	$ 577,887
Securities Owned by Baird Private Equity Partnerships	$ -	$ -	$ 519,317	$ 519,317
Securities Sold, Not Yet Purchased				
U.S. Government and Agency Obligations	$ -	$ 5,893	$ -	$ 5,893
Corporate Bonds	-	1,376	-	1,376
Other Securities	12,877	-	-	12,877
Total Securities Sold, Not Yet Purchased	$ 12,877	$ 7,269	$ -	$ 20,146

Other Securities consist principally of corporate stocks. The valuation of equity ownership in privately owned companies, the type of investment principally included in Securities Owned by Baird Private Equity Partnerships, requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and long-term nature of these assets. As a result, these values cannot be determined with precision and the calculated fair value estimates may not be realizable in a current sale or immediate settlement of the instruments.

The following table summarizes the change in fair values of Level III assets during 2013 and 2012:

	Corporate Bonds	Collateralized Mortgage Obligations	Auction Rate Securities	Other Securities	Securities Owned by Baird Private Equity Partnerships
Balance January 1, 2012	$ 55,189	$ 1,931	$ 3,975	$ 6,287	$ 403,605
Purchases	576	-	-	26	92,486
Sales / Pay-downs	(54,330)	(1,750)	(175)	(33)	(15,044)
Transfers out of Level III	(138)	(97)	-	-	-
Realized Gains/(Losses)	(1,297)	(84)	-	19	3,700
Unealized Gains/(Losses)	-	-	(891)	1,354	34,570
Balance December 31, 2012	-	-	2,909	7,653	519,317
Purchases	-	-	-	6	50,901
Sales / Pay-downs	-	-	-	(70)	(34,032)
Transfers into Level III	-	-	-	-	6,588
Transfers out of Level III	-	-	-	-	(5,000)
Realized Gains/(Losses)	-	-	-	38	(32,235)
Unrealized Gains/(Losses)	-	-	(839)	526	98,345
Balance December 31, 2013	$ -	$ -	$ 2,070	$ 8,153	$ 603,884
Change in Unrealized Gain/(Loss) on Securities Still Held as of December 31, 2013	$ -	$ -	$ (839)	$ 526	$ 98,345

Transfers into Level III during the year ended December 31, 2013 include certain securities owned by Baird Private Equity Partnerships consolidated during the year in accordance with ASC 810, *Consolidation*. Transfers out of Level III during the year ended December 31, 2013 include a private company investment that went through an Initial Public Offering during the year.

Transfers out of Level III during the year ended December 31, 2012 include certain corporate bonds and collateralized mortgage obligations, due to an increase in the availability and reliability of the observable inputs utilized in the fair value.

There were no transfers between Level I and Level II during the years ended December 31, 2013 and 2012 respectively. The Company's policy is to use the beginning of each respective reporting period to determine when transfers of financial instruments between levels are recognized.

The following table summarizes quantitative information related to the significant unobservable inputs utilized in the fair value measurements of the Level III assets as of December 31, 2013:

	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Auction Rate Securities	$ 2,070	Recent trades	Trades in inactive markets of in-portfolio securities	70% of par - 100% of par (81% of par)
Other Securities	$ 8,153	Discounted cash flow	Discount rate	12% - 14% (13%)
			Terminal multiple range	7.5 - 8.5 (8.0)
		Market comparable companies	EBITDA multiple	5.0 - 8.5 (6.75)
Securities Owned by Baird Private Equity Partnerships	$ 603,884	Market comparable companies	EBITDA multiple	4.0 - 10.8 (7.3)
			Revenue multiple	0.4 - 5.0 (3.8)
		Precedent transactions	N/A	N/A

The following table summarizes quantitative information related to the significant unobservable inputs utilized in the fair value measurements of the Level III assets as of December 31, 2012:

	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Auction Rate Securities	$ 2,909	Recent trades	Trades in inactive markets of in-portfolio securities	67% of par - 100% of par (78% of par)
Other Securities	$ 7,653	Discounted cash flow	Discount rate	14% - 16% (15%)
			Terminal multiple range	7.5 - 8.5 (8.0)
		Market comparable companies	EBITDA multiple	4.5 - 6.5 (5.5)
Securities Owned by Baird Private Equity Partnerships	$ 519,317	Market comparable companies	EBITDA multiple	3.5 - 12 (7.2)
			Revenue multiple	0.5 - 2.9 (2.7)
		Precedent transactions	N/A	N/A

For auction rate securities the significant unobservable input used in the fair value measurement relates to judgments regarding whether the level of observable trading activity is sufficient to conclude the markets are active. Where insufficient levels of trading activity are determined to exist as of the reporting date, management's assessment of how much weight to apply to trading prices in inactive markets may vary, and significantly impact the fair value measurement of auction rate securities.

For other securities and securities owned by Baird Private Equity Partnerships, where the discounted cash flow method is used, a significant increase or decrease in the discount rate or terminal multiple range in isolation could result in a significantly lower or higher fair value measurement, respectively. Where the market comparable companies approach is used a significant increase or decrease in the EBITDA or revenue multiples in isolation could result in a significantly higher or lower fair value measurement, respectively.

(7) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

At December 31, 2013 and 2012, the Company's net capital percentage was 132% and 91%, respectively, of aggregate debit items, and net capital, as defined, was $237,559 and $179,353, respectively, which was $233,954 and $175,396, respectively, in excess of the required minimum amount. At December 31, 2013 and 2012 net capital after anticipated withdrawals as a percentage of aggregate debits was 118% and 80%, respectively

(8) Subordinated Liabilities

At December 31, 2013 and 2012, the Company had $292,271 and $296,830 of subordinated notes, including $235,000 and $245,000, respectively, payable to BFC, and $57,271 and $51,830, respectively, payable to associates, all of which are covered by agreements approved by FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2013 and 2012, respectively.

The following schedule discloses the major components of subordinated debt including repayment terms:

	2013	2012
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due November 2016. Scheduled principal payments begin in February 2015.	$ 120,000	$ 120,000
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due November 2014. Scheduled principal payments began in February 2013.	40,000	80,000
Subordinated Note, variable interest rate (7.5%, plus 3 month LIBOR), due June 2016.	45,000	45,000
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due June 2018.	30,000	-
	235,000	245,000
Payable to Associates	57,271	51,830
	$ 292,271	$ 296,830

Subordinated Liabilities mature as follows at December 31:

2014	$	48,805
2015		48,219
2016		131,414
2017		8,458
2018		41,653
Thereafter		13,722
	$	292,271

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2013 and 2012, the Company had sufficient capital that such restrictions did not apply. The right of the note holders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by FINRA.

(9) Income Taxes

(a) Uncertain Tax Positions

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. It also files separate income tax returns in various states and local jurisdictions. The income tax returns for the years prior to 2009 are no longer subject to examination by income tax authorities, unless subsequently amended.

The Company's unrecognized tax benefits are analyzed and monitored to ensure they are adequate and reflective of known events. The Company does not believe there will be a material change in the balance within the subsequent 12 month period.

(b) Deferred Income Tax

The major deferred tax items are as follows:

	2013	2012
Deferred Tax Assets:		
Deferred Compensation Plans	$ 24,529	$ 17,838
Accrued Expenses	16,985	9,605
Other	302	542
	41,816	27,985
Deferred Tax Liabilities:		
Margin Debt	691	838
Goodwill and Intangibles	5,243	5,845
Equipment and Leasehold Improvements	8,653	9,016
Foreign Unremitted Earnings	2,195	941
Flow Through Investments	6,308	2,746
Other	270	268
	23,360	19,654
Net Deferred Tax Assets	$ 18,456	$ 8,331

No valuation allowance is required as management believes it is more-likely-than-not that the deferred tax assets are realizable.

(10) Stockholders' Equity

During 2013 and 2012, the following share transactions took place:

	Shares of Common Stock; $1 Stated Value	Shares of Common Treasury Stock
Balance, December 31, 2011	26,414,038	136,902
Sales of Common Stock	14,807	-
Exercise of Options	30,793	(138,902)
Conversion of Restricted Stock Units	41,936	(37,108)
Sales of Treasury Stock	-	(211,901)
Purchases of Treasury Stock	-	298,095
Balance, December 31, 2012	26,501,574	47,086
Balance, December 31, 2013	26,501,574	47,086

There were no share transactions in the Company's Common Stock or Common Treasury Stock during the year ended December 31, 2013.

The Company has authorized 72,450,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2013 or 2012. The shares of the Company are subject to strict transfer restrictions.

(10) Associate Compensation and Retirement Plans

(a) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and Savings Plan. The plan complies with Section 401(k) of the Internal Revenue Code. The Company matches 100% of the first two thousand dollars contributed by each eligible participant annually. Employer profit sharing contributions are made annually at the discretion of the Company's Board of Directors.

(b) Non-Qualified Compensation

The Company has three non-qualified compensation plans, entitled the Baird Capital Participation Plan ("BCPP"), the Financial Advisors Deferred Compensation Plan ("FADCP") and the Baird Long Term Incentive Plan ("LTIP"). The BCPP no longer grants awards and all balances in the Plan are fully vested. For services performed, the FADCP and LTIP grant awards to certain associates. The awards, which vest after seven years, are expensed at the date of grant as no future services are required, subject to continued employment. Associates have the ability to allocate their awards among several investment options.

The Company has established an allowance for unvested award forfeitures. In determining the allowance, management considers the Company's historical forfeiture experience which involves the use of estimates. The actual amounts may be substantially higher or lower than the recorded amounts.

Certain BCPP participants own restricted stock units ("RSUs"). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into BFG common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by the Company on its common stock. The RSUs become payable in full upon a change in control, as defined in the plan. The RSUs and shares issued on conversion of the RSUs are subject to strict transfer restrictions. In connection with the Exchange Offer, the company amended the plan to provide certain BCPP participants that own RSUs with the right to acquire shares of BFG common stock in place of RWB common stock.

As of the date of the Exchange Offer, all remaining RSUs were transferred to BFG. There are no RSUs outstanding as of December 31, 2013 or 2012.

(c) Incentive Stock Option Plans

The Company established the Robert W. Baird & Co. Incorporated 1997 Incentive Stock Option Plan (the "Incentive Plan") for selected associates. The maximum number of stock options that could have been granted under the Incentive Plan was 50% of the shares authorized for issuance to Company associates. The Incentive Plan did not require or set forth any specific vesting periods for the stock options, leaving the vesting provisions of individual option grants up to the discretion of the stock option committee of the Company's Board of Directors. The stock option exercise price per share under the Incentive Plan could not be less than 100% of the fair market value of the Company's stock on the date the option was granted. The term of each stock option granted under the Incentive Plan was generally 10 years.

The Incentive Plan terminated on May 23, 2011, however under the terms of the Plan any options outstanding on the termination date continue in force until those options are exercised, lapse or expire. During the year ended, December 31, 2012 all remaining options were either exercised (2,000) or forfeited (4,000) at a weighted average exercise price of $22.94. Cash received from the exercise of stock options and tax benefit realized for the tax deductions from stock option exercises was $46 and $27, respectively, during the year ended December 31, 2012, and is recorded in Additional Paid-In Capital on the Consolidated Statements of Financial Condition.

There were no stock options or shares received from the exercise of stock options outstanding as of December 31, 2012 and there will be no future issuances of stock options under the Plan.

(11) Partnership Consolidation

The following table presents information about the carrying value of the assets, liabilities and equity of the partnerships which are consolidated and included within the Consolidated Statements of Financial Condition. The noncontrolling interests presented in this table represent the portion of net assets not owned by the Company.

	2013	2012
Assets:		
Cash Held by Baird Private Equity Partnerships	$ 4,348	$ 16,955
Receivables, Other	2,828	681
Intercompany Receivable	-	700
Securities Owned by Baird Private Equity Partnerships, at Fair Value	608,654	519,317
Other Assets	1,584	8,101
Total Assets	$ 617,414	$ 545,754
Liabilities and Partners' Equity:		
Accounts Payable, Accrued Expenses and Other Liabilities	$ 8,119	$ 17,340
Total Liabilities	8,119	17,340
Partners' Equity Attributable to the Company	12,630	7,348
Partners' Equity Attributable to Noncontrolling Interests in Baird Private Equity Partnerships	596,665	521,066
Total Equity	609,295	528,414
Total Liabilities and Partners' Equity	$ 617,414	$ 545,754

Certain Baird Private Equity Partnerships are not consolidated pursuant to the accounting rules previously mentioned under the consolidation footnote. Net assets of the partnerships not consolidated were $114 million and $96 million at December 31, 2013 and 2012, respectively. These partnerships were determined to be Variable Interest Entities (VIEs) and the general partner (an affiliate) was determined not to be the primary beneficiary. The general partner ownership interest in these partnerships was 0.2% at December 31, 2013 and 2012.

The Company has a controlling interest in a limited liability company that serves as a general partner or limited partner in various partnerships. The Company has committed a total of $31,734, in amounts generally ranging from $300 to $18,500, in 10 different private equity partnerships. As of December 31, 2013, we have invested $27,404 of committed amounts.

(12) Baird UK

The Company reports the results of its investment in Baird UK using the equity method of accounting. At December 31, 2013 and 2012, the Company's investment in Baird UK Ltd. was $25,083 and $25,321, respectively, and is included in Other Assets on the Consolidated Statements of Financial Condition.

(13) Commitments and Contingencies

(a) Leases

The Company occupies office space and leases equipment under cancelable and non-cancelable operating lease arrangements. These lease arrangements include escalating clauses which are recognized on a straight-line basis over the life of the lease. Capital leases consist of computers, servers and other computer related items. Future minimum lease payments are as follows:

Calendar Year	Capital	Operating	Total
2014	830	24,659	25,489
2015	661	22,667	23,328
2016	573	20,113	20,686
2017	396	17,324	17,720
2018	-	13,412	13,412
Thereafter	-	78,027	78,027
	2,460	$ 176,202	$ 178,662
Less amounts representing interest	(73)		
Present value of minimum lease payments	$ 2,387		

The capital lease obligation was $2,387 and $1,180 at December 31, 2013 and 2012, respectively, and is recorded in Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.

(b) Letters of Credit

The Company has obtained letters of credit of $20,000 and $25,000 as of December 31, 2013 and 2012, secured by client securities held in margin accounts. The Company utilized $14,693 and $10,041 to meet margin requirements of a clearing corporation as of December 31, 2013 and 2012, respectively.

(c) Other

The Company is involved in legal actions from time to time that are incidental to its securities business, including without limitation, client complaints and arbitrations, employment related disputes, regulatory investigations and proceedings, securities class action claims arising from underwriting activity, and claims brought against the Company in connection with its recruitment of associates from other firms. The Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company. As of December 31, 2013 and 2012 the estimated aggregate range of possible loss in excess of the reserve for these matters is from $0 to an amount up to $30 million and $0 to an amount up to $28 million, respectively.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open as of December 31, 2013 and 2012 were not material.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Consolidated Statements of Financial Condition for these arrangements.

(14) Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions in order to, among other things, acquire securities to cover short positions, accommodate customers' needs, earn residual interest spreads and finance the Company's inventory positions. Under these transactions, the Company either receives or provides collateral, including securities. The Company receives collateral in connection with reverse repurchase agreements and securities borrowed transactions, and pledges collateral, including cash and securities, to collateralize repurchase agreements and enter into securities lending transactions. Under many agreements, the Company is permitted to repledge securities held as collateral. As of December 31, 2013 and 2012, the fair value of securities accepted as collateral was $748,073 and $902,229, respectively.

Substantially all reverse repurchase agreements and repurchase agreements are transacted under legally enforceable master repurchase agreements and substantially all securities borrowed and securities lending transactions are transacted under legally enforceable master securities lending agreements. In the event of default by a counterparty, these agreements give the Company the right to liquidate securities held as collateral and to offset receivables and payables with the defaulting counterparty.

The table below reconciles the gross amounts of assets and liabilities on these transactions on the Consolidated Statements of Financial Condition to the net exposure to the Company, considering all effects of legally enforceable master netting agreements as of December 31, 2013:

				Amounts Not Offset on the Consolidated Statement of Financial Condition		
	Gross Amounts[(1)]	Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts Presented on the Consolidated Statement of Financial Condition[(1)]	Financial Instruments[(2)]	Collateral Received/ Pledged[(3)]	Net Amounts
Assets:						
Securities Purchased Under Agreements to Resell	$ 682,205	$ -	$ 682,205	$ (66,661)	$ (615,544)	$ -
Deposits Paid on Securities Borrowed	63,164	-	63,164	(5,233)	(56,569)	1,362
Liabilities:						
Securities Sold Under Agreements to Repurchase	$ 812,518	$ -	$ 812,518	$ (66,661)	$ (745,857)	$ -
Deposits Received on Securities Loaned	12,199	-	12,199	(5,233)	(6,744)	222

The table below reconciles the gross amounts of assets and liabilities on these transactions on the Consolidated Statements of Financial Condition to the net exposure to the Company, considering all effects of legally enforceable master netting agreements as of December 31, 2012:

	Gross Amounts[1]	Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts Presented on the Consolidated Statement of Financial Condition[1]	Amounts Not Offset on the Consolidated Statement of Financial Condition: Financial Instruments[2]	Amounts Not Offset on the Consolidated Statement of Financial Condition: Collateral Received/ Pledged[3]	Net Amounts
Assets:						
Securities Purchased Under Agreements to Resell	$ 871,790	$ -	$ 871,790	$ (21,896)	$ (849,894)	$ -
Deposits Paid on Securities Borrowed	22,451	-	22,451	(16,690)	(5,716)	45
Liabilities:						
Securities Sold Under Agreements to Repurchase	$ 979,409	$ -	$ 979,409	$ (21,896)	$ (957,513)	$ -
Deposits Received on Securities Loaned	54,570	-	54,570	(16,690)	(37,601)	279

(1) Amounts include all financial instruments, irrespective of whether there is a legally enforceable master netting agreement in place. The Company reports gross assets and liabilities on the Consolidated Statements of Financial Condition.

(2) Amounts relate to master netting arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Collateral received on Securities Purchased Under Agreements to Resell and Deposits Paid on Securities Borrowed, includes securities received from the counterparty. These securities are not included on the Consolidated Statements of Financial Condition, unless there is an event of default.
Collateral pledged on Securities Sold Under Agreements to Repurchase and Deposits Received on Securities Loaned, includes the fair value of securities pleadged to the counterparty. These securities are included on the Consolidated Statements of Financial Condition, unless there is an event of default.

(15) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is not reflected in the accompanying Consolidated Statements of Financial Condition.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include TBA mortgage-backed securities, as well as securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. The credit risk for TBAs, options, and when-issued securities is limited to the unrealized fair valuation gains and losses recorded in the Consolidated Statements of Financial Condition. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

In addition, the Company has sold securities that it does not currently own (securities sold, not yet purchased) and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statements of Financial Condition at December 31, 2013 and 2012, at fair values of the related securities and will incur a loss if the fair value of the securities increases.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the clients to deposit additional collateral or to reduce positions when necessary.

In conjunction with certain borrowing transactions, the Company's client financing and securities settlement activities require the Company to pledge certain securities. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes monitoring limits for such activities and monitors them on a daily basis.

The Company may use financial futures and options to manage market risk related to trading securities. The Company did not have open futures or options positions as of December 31, 2013 and 2012.

(16) Federal Deposit Insurance Corporation

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

(17) Subsequent Events

The Company evaluated its December 31, 2013 Consolidated Statements of Financial Condition for subsequent events through February 25, 2014, the date that the Consolidated Statements of Financial Condition were available to be issued. The Company is not aware of any subsequent events which would require recognition of disclosure in the Consolidated Statements of Financial Condition.